Filed by United Rentals

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings

(Commission File No.: 001-33485)

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

United Rentals

Moderator: Michael Kneeland

December 16, 2011

11:00 AM ET

Operator:	Good day, ladies and gentlemen, and thank you for standing by. Welcome to the United Rentals All-Employee Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session, and instructions will follow at that time. If anyone should require operator assistance during today’s conference, please press star, then zero, on your touchtone telephone.

I would now like to introduce your host for today’s presentation, Mr. Michael Kneeland. Sir, you may begin.

Michael Kneeland:	Thanks, Operator. And I just want to start out by saying that I’ve got various individuals, senior management here. I’m going to go ahead and list them all through. First, and starting off with -- I’ve got -- we’ve got Jenny Britell, Chairman of the Board, on the phone. We also have Keith Wimbush, one of our Board members here in the room with us. We’ve got Matt Flannery, Fred Bratman, Kenny Mettel, Jonathan Gottsegen, Donna here is with us, as well as Craig and Bill.

So good morning, everyone. And as you may know, a few hours ago we announced that we had reached an agreement to acquire RSC. And I can tell you (ph) this is very exciting news, and it’s an unprecedented milestone in the equipment rental industry. And we’re combining two respected businesses to create a new, best-in-class rental company. Now, all of us at United Rentals have worked hard to build one of the leading equipment rental providers in North America, grounded in financial and operational strength, and we’ve come a long way. And it’s particularly gratifying that we made some of our best progress in the last three years when the economy was incredibly challenging. And I attribute that to all -- everyone who’s on this phone today.

Today we are stronger than we have ever been in any time of our history, and that’s exactly -- this strength has allowed us to step forward and to structure this deal with RSC. This is a transformational moment in our history, and both companies have a great deal to

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

be proud of. We have a lot of respect for one another, and that, by combining forces, we are bringing together a wealth of best practices and talent, understanding that there’s good competitive spirit between the two. RSC and United have shared a similar philosophy on customer service, safety, and a commitment to excellence. We will learn from them, and they will obviously learn from us.

Now, as we begin to integrate our businesses, we’ll leverage the best practices and expertise from both companies, and we welcome our new colleagues as we do with every acquisition. If you recall, many of us on this phone once came from an acquisition, including myself, and we always look for ways to become a better company in the process.

But before I continue, I want to ask our chairman, Jenny Britell, to say a few words. Our Board of Directors was unanimously behind the decision to acquire RSC, and they share in our excitement about this deal. So over to you, Jenny.

Jenny Britell:	Thank you, Michael, and hello, everyone. This is a very important moment for United Rentals’ employees and the Board and everyone. You’ve helped this company transform itself in many ways over the past three years, and it is to your credit -- your credit -- that we are in a position to make this unprecedented announcement today.

This morning, as the press release was going out, I was thinking back, and some of you may remember this, to my first employee call as Chairman not long after the Cerberus deal fell through. There was a lot of uncertainty in the air. When Michael opened up the call for Q&A, the first question that came from the field was, “Is the Company for sale?” I was able to respond with a firm “no” because the Board had reached that conclusion only weeks before. Today, you have further proof of that. United Rentals is a leader, and we intend to remain a leader. We are investing in that position and in our customers, and in you at a level that is unequaled in our industry. It’s a measure of how much we all believe in this company, and I’m thrilled to be here as your Chairman to share this moment with you.

I know Michael has some more information he wants to give you, so I’ll turn it back over to him. Michael?

Michael Kneeland:	Thanks, Jenny, and I also want to thank Jenny for her dedication and hard work to make this a reality.

So where are we today? And I know you’re wondering, “What’s next?” Well, first of all, it’ll take a number of months for this transaction to close because we’re both public companies, so we need approvals from stockholders and regulators. The management team will be working to move that process along, and we’re expecting to close the deal in the first half of 2012.

Now, at this point, I can tell you that our company name will remain the same, and our headquarters will stay in Connecticut. I will be remaining in my position as CEO. From an employee perspective, salaries and benefits will remain unchanged to December 31 of 2012, and whatever you elected for 2012 will remain in effect for the full year, and that we still intend to do merit increase for 2012. For our salespeople, there will be no change to the incentives, commissions, and bonus structure we originally intended for 2012. Although the sales opportunities themselves may change during the course of the year, the 2012 structure will be communicated in early January, as it is each year. Now, both

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

United Rentals and RSC provide strong and very similar compensation, healthcare, and employee benefit programs, but even so, we know that small differences can have a big impact, and we plan to be very careful in selecting the best programs. We’ll be sure to communicate with you regularly on this topic so when -- you’re fully aware of our plans for the future.

Now, on the subject of communication, we’ll do our best, as always, to inform you as much as possible every step of the way. Now, as you know, United Rentals has always maintained a culture of openness, and that’s not going to change. If anything, these channels will be used more frequently in anticipation of our expanded employee base.

Now, between now and when we close, I want to emphasize that it is business as usual. And remember, this deal hasn’t closed, and you should handle sales calls, quotations, and other customer situations the same way you handle them now, according to our Company’s objective for rate management, fleet management, customer service and margin improvement. And our strategy for capturing business is exactly the same. Now, I just -- the Board just approved our 2012 plan, and that is critical to our success, going forward. So most important priority for us is to continue to provide the customers with consistent high level of commitment they have come to expect from us. That commitment has got us to where we are today, and it’s important that we never take our eye off the ball. Now, customers will be watching us closely during this transition, and we need to meet their every expectation.

Now -- so before I take your questions, I want to take a moment to thank all of you for being part of the team. We have a -- we are transforming United Rentals over the past few years, and we’re now about to take another momentous step forward together, and these are really exciting days ahead. And personally, I want to thank all of you.

So now, I’d like to hear what you have to say, so I’m going to now ask the operator to instruct how to answer -- or propose a question.

Operator:	Ladies and gentlemen, if you have a question or comment at this time, please press star, then one, on your telephone keypad. If your question has been answered or you wish to remove yourself from the queue, simply press the pound key. Again, if you have an audio question at this time, please press star, then one, on your telephone keypad.

Michael Kneeland:	I know you guys aren’t shy.

Operator:	Our first question or comment comes from the line of Mr. Michael North. Your line is open.

Michael Kneeland:	Hi, Michael. Can you hear us, Michael?

Operator:	You may need to unmute your phone.

Michael North:	How you doing, Mike?

Michael Kneeland:	I’m doing great.

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Michael North:	Hey, just one question for the people on the counter. You know, if there’s something that we don’t carry or that we can’t accommodate the customer for, we recommend other companies to go to. And primarily RSC wasn’t our first option because, of course, they’re a big player like we are, and I just wanted to know, should we recommend RSC as the first people to call other than us?

Michael Kneeland:	I would just say to you, do what you’ve been doing --.

Michael North:	--Okay--.

Michael Kneeland:	--as usual. We don’t want to show -- we don’t want to do anything out of the ordinary. I want you to act like you would normally do every day.

Michael North:	Okay, sounds good. Thank you.

Michael Kneeland:	Thank you.

Unidentified Participant:	More importantly, Mike, whatever’s best for the business, whatever’s best for the customer. We need to take care of the customer first. If RSC’s going to get it to them quicker, great. If it’s somebody else, that’s what we’ve got to do.

Michael North:	Sounds good. Thank you.

Operator:	Our next question or comment comes from the line of Mr. Curt Abfalter. Your line is open, sir.

Michael Kneeland:	Hi, Curt.

Curt Abfalter:	Hey. Hey, what footprint overlap do we have as far as per tonnage goes? How many of the RSC stores currently butt heads with United Rental store?

Bill Plummer:	Curt, it’s Bill Plummer here. You’ve probably seen the comments that we’ve made publicly already that say that they’re somewhere in the area of 5 to 10 percent consolidation opportunity between the stores. That’s an estimate at this point. Right now we’re still independent companies, and we don’t have enough data on each other to be able to make a definitive decision. We’re just making a high level estimate based on basically the location of the stores, and we’ll drill into that in more detail as we get to close and actually post-close. So that’s the broad range, and we’ll sharpen that over the next several months.

Curt Abfalter:	Okay.

Operator:	Again, ladies and gentlemen, if you have a question or comment at this time, please press star, then one, on your telephone keypad. I’m showing no additional audio questions at this time, sir.

Michael Kneeland:	I’ve got to believe there’s some questions out there. I mean, feel free, please. I mean, this is -- you have something on your mind or you want to get off your -- you know, you want to let us know or ask us a question, this is a great opportunity, because this is a transformational transaction for this company and for the industry.

Operator:	Our next question or comment comes from the line of Mr. Everett Tenney. Your line is open.

Michael Kneeland:	Hi, Everett.

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Everett Tenney:	Hey, how you doing?

Michael Kneeland:	I’m doing fine.

Everett Tenney:	Good. Quick question. Once this acquisition is closed and behind us, will the RSC go away and will all be United, or will it stay separate?

Michael Kneeland:	You know, that’s a great question, and I’m not going to try to avoid the answer, but we really don’t know at this point in time. There’s a lot of things that they do well. They have an industrial presence. We don’t know if it makes sense or not to retain their name in some form or fashion. We are going to be United, as I mentioned earlier, and so whether we utilize their name in some form, I don’t know yet. It’s too premature.

Everett Tenney:	Thank you.

Michael Kneeland:	Thank you.

Operator:	Our next question or comment comes from the line of Ms. Lisa Jimenez. Your line is open.

Michael Kneeland:	Hi, Lisa.

Lisa Jimenez:	Hi, good morning.

Michael Kneeland:	Morning.

Lisa Jimenez:	When will we get some kind of feedback on when this is going to go through or not go through?

Michael Kneeland:	Well, we’re going to be going forward, and as I said, we’re going to be communicating. There’s some regulatory and stockholder requirements as a publicly held company we have to go through. As you imagine, a publicly held company has to make everything public. So we have to make it to all of our shareholders. So as we progress, you’ll probably hear us a little bit more often than what we have done in the past in keeping people abreast of what’s happening out there.

Lisa Jimenez:	Great. Thank you so much.

Michael Kneeland:	You’re welcome.

Operator:	Our next question or comment comes from the line of Mr. Jordan Dick. Your line is open.

Michael Kneeland:	How you doing?

Jordan Dick:	How you doing, Mike?

Michael Kneeland:	Great, great.

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Jordan Dick:	Good. Hey, I just -- I was reading this morning on -- I think it was MSN or one of the sites here about this, saying that there’s now an investigation with RSC and with this -- I guess the CEOs there and such that this is a -- not a good transaction for their shareholders, and there’s going to be an investigation coming up. So I just wondered if you could talk about that a little bit more.

Michael Kneeland:	Yes. I’m going to ask Jonathan to address that.

Jonathan Gottsegen:	Hi, good morning, it’s Jonathan Gottsegen. It’s not unusual to see these kinds of things in the midst of a public transaction like this. It wouldn’t be surprising to see more. We’ll obviously take a look at what you saw this morning. We’ll assess it, and we’ll deal with it. As Mike pointed out, as a public company, if there are any significant developments to report, we’ll let you know right away.

Jordan Dick:	Okay, thank you.

Michael Kneeland:	Thank you.

Operator:	Our next question or comment comes from the line of Ms. Sherry Courtade. Your line is open.

Sherry Courtade:	Hi.

Michael Kneeland:	Hi, hi.

Sherry Courtade:	I was wondering, would we have the opportunity to take on the on-site contracts that RSC currently holds?

Michael Kneeland:	Again, it’s too premature. We don’t know what the body of the language of the contracts are. It’s -- again, it’s a complicated transaction. It’s too early to tell. We’re going to have -- call teams put together from both sides to kind of parse through that. We’re going to have people from RSC and people from United collectively together to figure out the right answers.

Sherry Courtade:	Okay, thanks.

Michael Kneeland:	You’re welcome.

Operator:	Our next question or comment comes from the line of Mr. Dustin Howell. Your line is open.

Michael Kneeland:	How are we doing?

Dustin Howell:	Good morning, sir, how are you?

Michael Kneeland:	Morning. Good.

Dustin Howell:	I think you’ve already addressed it really in two other formats there. I’m with the property tax group down in Tampa, and my question or concern was along the lines of whether a lot of those back office functions are going to be combined. For example, would we take over the tax filings and stuff like that for RSC, or will there be two independent teams?

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Bill Plummer:	Hey, Dustin, it’s Bill Plummer. We certainly are going to be looking at both companies and the sets of processes that both companies use. The guiding principles that Mike has talked about will have us focus on where can we do it best and who does it best and how do we do it best. And we’ll make that evaluation as we get closer to close and as we close. Not much to say about it in specifics right now, but we’ll certainly be taking a look over the next several months, and you all will be an important part of us assessing how we can operate best as a combined company.

Dustin Howell:	Okay, thank you.

Michael Kneeland:	Thank you.

Operator:	Our next question or comment comes from the line of Blaine Peerless. Your line is open.

Michael Kneeland:	How are you?

Blaine Peerless:	Hi, very well, thank you. I was distracted for a few moments during this call, so I don’t know if this question has been answered, but rates with RSC and United Rentals, I’m just wondering if there’s any time frame or anything as far as stabilizing the rates to make them consistent with both companies.

Michael Kneeland:	This is business as usual, and the market will be the market. And we should just approach it in that format.

Unidentified Participant:	Yes. I mean, Blaine, I think it’s -- the best way to think about it is, until we close, we’re two separate companies, and we keep doing what we’ve been doing, and that means we compete as independent companies.

Blaine Peerless:	Okay, no worries. Like -- all I was concerned about is I know that there’s a big fluctuation in my market with RSC going quite low at some points, and I was just concerned that, at some point maybe in six months or whenever it would be, that the rates would even out between us, or there wouldn’t be as much competitive difference in the rates. So that will be addressed, I’m sure, within due time.

Unidentified Participant:	Blaine, competition -- there’s always going to be competition, and right now we’re operating as two separate companies, and that’s how we main (ph) to do so. And if an when this deal closes, which we hope it does, there’s still going to be plenty of competition.

Blaine Peerless:	Thank you for your answers.

Michael Kneeland:	Yes.

Operator:	Our next question or comment comes from the line of Robbie Guesnard. Your line is open.

Michael Kneeland:	Hi, Robbie.

Robbie Guesnard:	I was just -- yes, how you doing?

Michael Kneeland:	Good.

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Robbie Guesnard:	I was just wondering what you all feel like the odds of the transaction going through.

Michael Kneeland:	Yes, pretty good. I mean, we -- that’s why we announce these things, and we’ve come to an agreement between two parties. In this world, can anything happen? Sure.

Robbie Guesnard:	What could stop it?

Michael Kneeland:	Well, there’s a lot of things. I mean, if -- you know, we saw what happened in 2009 with the credit markets just went away because there was a catastrophic event in our economy. So there are things that could trigger things. I mean, there’s a list of things. Keep in mind, as Jonathan said, we’re publicly held. We have to go to our shareholders, and the shareholders have to vote forward (ph) for this.

Robbie Guesnard:	Okay, thank you.

Michael Kneeland:	Thank you.

Operator:	Our next question or comment comes from the line of Mr. Eric Tusler. Your line is open.

Michael Kneeland:	Hey, Eric.

Eric Tusler:	Hey, good morning, everyone.

Michael Kneeland:	Morning.

Eric Tusler:	Actually good timing, time to tag onto that last question. In reading through the press release this morning, I noticed that one of RSC’s majority shareholders has already voted in favor of the transaction. I’m wondering if we have a similar vote of confidence from any of our majority shareholders to also approve the transaction.

Michael Kneeland:	The answer is no, we haven’t. We’ll put forward the facts and do filings in due course, and they will go through a process that is required. And we will -- they will vote on the merits of the deal.

Bill Plummer:	Hey, Eric, it’s Bill Plummer. We have talked with analysts and investors this morning, and I guess one indicator of positive support is the fact that they’re all, first, positive in their comments, but, most importantly, the stock was up this morning. So if that tells you anything, it tells you that there should be a lot of support for this deal.

Eric Tusler:	Very good. Thank you, gentlemen.

Michael Kneeland:	Thank you.

Operator:	Our next question or comment comes from the line of Mr. Dan Davis. Your line is open.

Dan Davis:	Yes, good morning, Michael.

Michael Kneeland:	Morning.

Dan Davis:	Question for you. Up here in, like, Northern Europe, where RSC is not a player at all, (Inaudible) in maybe, like, (inaudible) management, things like that, where you need to put (inaudible), or oversee any change at all?

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Michael Kneeland:	Yes. I mean, obviously there’s a lot of work that has to be done. We didn’t spend a lot of time talking about revenue opportunities. But clearly, I believe there are. They do things like total control. It’s a system that we don’t have. They do a very good fleet management that we could learn from. They also have a high industrial presence that we can learn from, as well. On the flip side, there’s things that we do exceptionally well. And so those are the things that come to mind. They also have the ability to focus on the customer, like we do every day, so I think, from a cultural standpoint, there’s a lot of strength.

And lastly, I would say they don’t have a power HVAC trench business that we think that we can open that up to them, as well. So this to me is a perfect fit when you look at strategically, economically and a cultural standpoint that this acquisition makes sense.

Dan Davis:	Thank you.

Michael Kneeland:	Yes.

Operator:	Our next question or comment comes from the line of Mr. Tim Akins. Your line is open.

Michael Kneeland:	Hey, Tim.

Dave Lofton:	Yes, sir, good morning. This is actually Dave Lofton (ph) in the branch here, and my question is about how -- I know we’re supposed to operate business as usual, but how are we -- how would you advise us to address customers asking us questions about the acquisition? Is it best to tell them, “You know, we’re two separate companies operating independently now,” or just -- can you guide us a little bit in the best way to approach that and handle that with some of our -- you know, some of our bigger customers have actually even called us already this morning and asking us questions about it.

Matt Flannery:	Hey, Dave, it’s Matt Flannery. It’s a great question. This morning, both RSC and United Rentals have sent letters to their key customers, actually to all of our customers. We made the decision to send it broad-based. We’re also going to send copies of the announcement to each branch manager -- that’s already been done -- and DMs and region staff. This way, if you have -- we didn’t have the proper e-mail address in the data file, you guys can get a copy of the customer letter from your branch manager either electronically or hard copy and get it to your customer.

Michael Kneeland:	Operator--?

Operator:	--Again, ladies and gentlemen, if you have a question or comment at this time, please press star, then one, on your telephone keypad. Our next question or comment comes from the line of Mr. Jerry Gerardi. Your line is open.

Joey Gerardi:	Joey (ph).

Michael Kneeland:	Hey, Joey.

Joey Gerardi:	Yes, how are you?

Michael Kneeland:	Good.

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Joey Gerardi:	First thing, I want to thank you guys for continuously making us the biggest and the best in the industry. Secondly, my comment is will current or existing United Rentals employees have an opportunity to move up in the organization now that we potentially purchased RSC?

Michael Kneeland:	Joey, just so that you know, I don’t know if you know the history. I’m sure your brother can tell you that I started out as a district manager in this organization, and I went -- became a regional vice president, all during a time frame when we had over 250 acquisitions. Without a doubt, there’s going to be opportunities on both sides of the aisle, and that’s part of our culture, and that’s not going to change. So the opportunities for people to advance their career, if they so desire, the opportunities will be there.

Joey Gerardi:	Perfect. Thank you.

Michael Kneeland:	You’re welcome.

Operator:	Our next question or comment comes from the line of Mr. Tommy Black. Your line is open.

Tommy Black:	Good morning.

Michael Kneeland:	Morning.

Tommy Black:	How would you like us to address communications between us and RSC? Because I know there’s been several phone calls going around already, people -- some people concerned, some people excited about it. But how would you like us to address the communications between the two if it comes up?

Matt Flannery:	Tommy, great question. This is Matt again. First of all, by rule, we still need to operate independently, so I’ll tell you the things you can’t discuss. You can’t discuss customer and pricing. What you can do is put your hand out, smile, and say, “Look forward to working with you in the future,” let them know that we’re excited about the possibility of joining the teams together, and let them know what a great place this is to work. We’ve got something unique going on here, and I think they’re going to be very excited to join this team, and I want you to just emulate that.

As far as the other stuff, you could smile because you both know you’ve still got to compete day to day until this deal closes, but it’ll look forward to being together one day. So it’s a great question. To reiterate, the key things we need to stay away from, customer conversations and pricing. Other than that, shake hands and welcome them.

Michael Kneeland:	Yes. The other thing I would say is, having been -- having myself lived through this, there’s uncertainty. They -- we have a tendency to always think the worst, but again, it’s treat people with respect, and it is business as usual. And keep in mind that they’re fierce competitors, and rightfully so, just like we are, so you have to respect that. But clearly, when you look at it, they believe in the same fundamental values, which is the customer. They’re focused on the customer, and I think that is a unique cultural fit for our organization. So think about that. But Matt’s very -- right on, you know? There’s a lot of things we can’t do. Respect that, and then hold your hand out, because it goes both ways.

Tommy Black:	Okay, thank you.

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Michael Kneeland:	Yes.

Operator:	Our next question or comment comes from the line of Mr. Andy Rubino. Your line is open.

Andy Rubino:	Yes, good morning.

Michael Kneeland:	Morning.

Andy Rubino:	Seeing that this is such a huge acquisition, or merger, as you want to call it, do you foresee our competitors -- what’s their reaction, and do you foresee any mergers on their part in the near future?

Michael Kneeland:	I can’t determine what they may or may not do. I do believe that the industry -- and we’ve said this -- as it matures will consolidate, and I don’t see that changing. Whether this creates something for them to do or not is really for them and their shareholders, or their prospective owners, to decide.

Andy Rubino:	Okay. All right, thank you.

Michael Kneeland:	Yes.

Operator:	Our next question or comment comes from the line of Mr. Heath Breedlove. Your line is open.

Michael Kneeland:	How you doing?

Heath Breedlove:	Good morning, Mr. Kneeland. How are you?

Michael Kneeland:	I’m doing well. You can call me Michael.

Heath Breedlove:	Yes, sir. My question is for -- as far as 2012 goes, will there be any changes in the plan for investment in capital and warm starts?

Bill Plummer:	Heath, it’s Bill. We’ve said it again and again, we’re operating as independent companies until this closes. I think even more importantly than that, as we look at the market opportunity, it looks to be strong going into 2012. So we’re moving ahead with the plans that we’ve just finalized with the Board. We’re enthusiastic about what that means, and we’re going to be investing in our company. I think it’s also interesting to note that they’re investing in their company, so they’re seeing many of the same things that we are, and that’s great news for both. When we get together, it’s going to be a good thing. But for now, we’re going on as planned.

Heath Breedlove:	Okay.

Michael Kneeland:	Any other questions, Operator?

Operator:	Once again, ladies and gentlemen, if you have a question or comment at this time, please press star, then one, on your telephone keypad. Just a second.

Michael Kneeland:	Is that it? Operator, anyone queuing in?

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Operator:	We do have two people queuing in. We’re getting (inaudible) right now, sir. Please hold. Our next question or comment comes from the line of Mr. Patrick Nichols (ph). Your line is open.

Michael Kneeland:	How you doing?

Patrick Mickle:	Fine, Michael, good morning.

Michael Kneeland:	Morning.

Patrick Mickle:	What’s this going to do with our safety rating, combining the two companies?

Michael Kneeland:	Don’t know, but I can tell you one thing, we’re not going to lose our focus in driving ours down. So as Bill mentioned, it’s business as usual. So we should be -- again, going back to their culture, they have a strong safety culture because they participate in the industrial industry quite heavily. So my sense is they’ve got a number that’s probably less than ours. That being said, we can probably learn something, but that’s not going to stop us from continuing to focus on safety and be at zero. By the way, right now, about 80 percent of our branches are at zero. We just need to get the other 20 on the same page.

Patrick Mickle:	Thank you, sir.

Michael Kneeland:	Thank you.

Operator:	Our next question or comment comes from the line of Mr. Mike Lagenour. Your line is open.

Michael Kneeland:	Hi, Mike.

Mike Lagenour:	Good morning.

Michael Kneeland:	Morning.

Mike Lagenour:	I’ve only been with United for about a year and a half, so I’ve not gone through this. As a sales rep, what does that do for us as far as fleet? Does that give us opportunities to have more fleet in our yards, or is that something that United, when and if this goes through, is there going to be just a mass selling off of equipment, or do each branch get some of the equipment that RSC has? How does that work?

Matt Flannery:	Mike, this is Matt. We don’t have any plans for us this year, or in any combined entity, if that’s -- this all comes through at the mid-year -- we don’t have any plans to sell off fleet for any other reason other than it’s aging and to keep our regular fleet rotation guidelines in order. There’s not going to be any sell-off to raise funds to pay, if that’s what you’re asking. We’re planning on growing this business, and we’ve got a great opportunity ahead of us.

Michael Kneeland:	Yes. I would also point out that we’re running at record time utilization, and they are, as well. They’re having a very, very strong fourth quarter.

Mike Lagenour:	Okay, great.

Michael Kneeland:	Yes.

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Mike Lagenour:	Thank you.

Michael Kneeland:	You’re welcome.

Matt Flannery:	You got it, Mike.

Operator:	Our next question or comment comes from the line of Mr. John Brennan. Your line is open.

John Brennan:	Good morning.

Michael Kneeland:	Morning.

John Brennan:	My question is how do you see this transaction affecting our national account base of business.

Michael Kneeland:	I see it as solidifying it and growing it. As I mentioned earlier, they have a total control system that I know Joe Dixon (ph) has been keen on. And so I see this as a unique opportunity to expand it and to wrap our arms around our customers even further. So again, I see it as a combination of getting the best of both worlds and to satisfy our customers in ways that we can have a competitive advantage. So that’s how I would approach it.

John Brennan:	Thank you.

Michael Kneeland:	You’re welcome.

Operator:	Again, ladies and gentlemen, if you have a question or comment at this time, please press star, then one, on your telephone keypad.

Michael Kneeland:	Anyone queuing in?

Operator:	Yes, sir, be just a second. Our next question or comment comes from the line of Mr. Ben Taft. Your line is open.

Michael Kneeland:	Hi, Ben.

Robbie:	Actually this is Robbie, the operations manager at the same store. We’re on the call here--.

Michael Kneeland:	--Hi, Robbie, how are you--?

Robbie:	-- in the office. Is there any worry about the merger between the number one and two companies in the industry becoming a bigger number one being seen as a monopoly in the industry?

Michael Kneeland:	Well, that’s something that we -- I mentioned. We have to go through a regulatory -- requirements. It’s called -- it’s Hart-Scott-Rudino. It’s an application you put into the government. But having said that, when you look at our total market share of around 8 percent and theirs around 4 or maybe 5 percent, we’re still pretty small on the scale. That doesn’t mean that they may have some questions around it, but we’re pretty confident

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

that, given the fragmented part of our industry -- and there’s over 5,000 companies out there in our space -- that that shouldn’t be a thing to worry about. But nonetheless, it’s a process we have to go through, and we will go through it, and we will answer any questions should they come out of it.

Robbie:	Thank you.

Michael Kneeland:	You’re welcome.

Operator:	Our next question or comment comes from the line of Ms. Tracey McLaughlin. Your line is open.

Michael Kneeland:	Hi, Tracey.

Tracey McLaughlin:	Hello, Michael. The Total Control System that’s been referenced a couple of times during the call, could you expound on that? I haven’t heard of it before.

Michael Kneeland:	Yes. What that is -- Matt, you want to--?

Matt Flannery:	--No, no, no, go ahead.

Michael Kneeland:	No, Matt’s closer than I am.

Matt Flannery:	No, no.

Michael Kneeland:	No? He’s not? Okay.

Matt Flannery:	No, I’m not.

Michael Kneeland:	Total -- yes. Total Control is a system where customers -- large customers -- basically it has a peripheral view of all the fleet they -- renting and own, and it’s a way for fleet management. In some instances what it does is it takes down the amount of equipment they have on rent, but what it does do is it ties you very closely to the customer, and a tendency for them to expand your presence across a broader platform.

For an example, if you are working with, say, a Walmart -- and I just say that because we can all relate to their locations across the United States -- if you can know what’s going into one area, you may be able to save them money at one branch, but if you multiply it times 1,000, that number becomes quite large. So basically, it’s an effective fleet management tool for the customer, and they effectively manage even secondary rentals for customers directly. So they are, as it states, total control, both for them and for the customer. So we see that as a very useful tool that we can benefit from in the future.

Tracey McLaughlin:	Excellent. Thank you.

Michael Kneeland:	Yes. Operator, I think we’ve got time for many one more if we don’t--.

Operator:	--We do have one more question. Hold on just a second.

Bill Plummer:	I hope we didn’t scare them away with the closing question pressure here.

Michael Kneeland:	Yes.

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

Operator:	Our final question comes from the line of Mr. Warren Pachenko (ph). Your line is open.

Michael Kneeland:	How you doing?

Warren Pachenko:	Morning.

Michael Kneeland:	Morning.

Warren Pachenko:	I know this transaction is expected to generate over $200 million in annual cost savings. Can you all elaborate there?

Bill Plummer:	Sure, Warren, it’s Bill Plummer again. So in our press release and investor materials, we’ve said that we expect those synergies to come out of corporate and field overhead reductions, out of branch consolidations that we touched on earlier, and out of operational improvements in all areas of our rental operation. So there’s really a broad spectrum of areas that we’re going to be looking at very carefully and looking for opportunities to realize those synergies. It’s a huge amount of synergies relative to both companies. That’s what makes the deal so attractive. And the key for us is to be able to identify the best way, as a combined company, that we want to operate, going forward, and to get ourselves there to realize that value. All of you are going to be very important in identifying those opportunities and helping us drive towards those synergies, but also in helping make sure that both companies operate as healthy underlying companies as we go forward. So I’m excited. I’ve got to tell you, it’s a tremendous opportunity for both companies, and I think all of us are going to find real value in figuring out how to put ourselves together.

Warren Pachenko:	Thank you.

Michael Kneeland:	You’re welcome. This is Mike. I’m going to wrap up. I know I’ve taken a lot of your time, but I start off -- I want to say thank you. I also want to thank the Board for their conviction and their leadership and allowing us to move forward, Jenny Britell for working very closely with me and making this a reality. It was a long process of many hours to get this through the hoops that we needed to do, so I want to thank them, starting out. But all of you on the phone call today, and all the employees who couldn’t make it, I do want to thank them because, if it hadn’t been for where we have been -- what we’ve done over the last three years, this wouldn’t be a reality.

Operation United has unified this company in ways that we have focused on the customer. We actually improved our penetration. We have improved our margins while focusing on the customer at the same time frame. And for all that hard work, I want to thank everybody.

This is an exciting time. This is where I believe that the opportunity for growth in our industry is ahead of us. We’re seeing it in -- and most of you can experience this -- where more people are renting as opposed to buying equipment. And that’s really one of the key drivers that we’ve seen over the last couple years, and, more importantly this past year, for the needs of fleet.

United Rentals

Moderator: Michael Kneeland

12/16/2011 - 11:00 AM ET

Confirmation # 1562441

I see this as an opportunity for the best of both worlds, for not only our customers but our employees and also for our shareholders. So again, I want to thank everybody. And lastly, I want everyone to have a very nice holiday, a safe one, to spend time with their families. But as we’ve been saying, it’s steady as she goes. We put forward a plan for next year. We have to execute on that plan regardless of what -- this transaction. So rest up and close out the fourth quarter as I know you will, and I look forward to talking to you in 2012.

So have a safe and a Happy Holiday, all of you. Thank you.

Operator:	Ladies and gentlemen, thank you for participating in today’s conference. This concludes the program. You may now disconnect. Everyone have a wonderful day.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. All forward-looking statements included in this document are based upon information available to United Rentals and RSC Holdings on the date hereof, and neither United Rentals nor RSC Holdings assumes any obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. Neither United Rentals nor RSC Holdings gives any assurance that it will achieve its expectations or assumes any responsibility for the accuracy and completeness of the forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and RSC Holdings described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between United Rentals and RSC Holdings, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by United Rentals. This document is not a substitute for the registration statement and joint proxy statement/prospectus that United Rentals will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http:// http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.

Participants in Solicitation

United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.